SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 01 April 2015

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES OR ANY OTHER JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO. PLEASE SEE THE IMPORTANT NOTICE WITHIN THIS ANNOUNCEMENT.

1 April 2015

BT Group plc ("BT" or the "Company")

Publication of Circular and Notice of General Meeting

Further to the announcement by BT on 5 February 2015 relating to BT's agreement of definitive terms to acquire EE Limited (the "Proposed Acquisition"), BT announces today that the UK Listing Authority has approved a Class 1 circular in relation to the Proposed Acquisition (the "Circular") dated 1 April 2015.

BT shareholders who have elected for printed shareholder documents will shortly receive, amongst other documents, a hard copy of the Circular (other BT shareholders will be sent notification that the Circular is available online). As set out in the Circular, a General Meeting will be held at 10.00 a.m. on 30 April 2015 at Old Billingsgate, 1 Old Billingsgate Walk, London, EC3R 6DX to allow BT shareholders to vote on the resolutions required to approve and implement the Proposed Acquisition and related matters. These resolutions will require approval by a simple majority of the BT shareholders present and voting (in person or by proxy) at the General Meeting.

In addition to the passing of the required resolutions at the General Meeting, completion of the Proposed Acquisition is conditional upon obtaining merger clearance, in particular from the UK Competition and Markets Authority.

The timetable of principal events is as follows:

Announcement of Proposed Acquisition	5 February 2015
Publication of the Circular and Notice of General Meeting	1 April 2015
Latest time and date for receipt of Forms of Proxy	10.00 a.m. on 28 April 2015
General Meeting	10.00 a.m. on 30 April 2015

Copies of the Circular are available for inspection on BT's website at

www.bt.com/generalmeeting or can be inspected during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of Freshfields Bruckhaus Deringer LLP, 65 Fleet Street, London EC4Y 1HS from the date of the Circular up to and including the date of the General Meeting and for the duration of the General Meeting. A copy of the Circular will also be submitted to the National Storage Mechanism, where it will shortly be available for inspection at www.morningstar.co.uk/uk/NSM

Capitalised terms not otherwise defined in this announcement shall have the meaning given to them in the Circular.

Enquiries:

BT Group plc

Press office:
Dan Thomas Tel: 020 7356 5369

Investor relations:
Damien Maltarp Tel: 020 7356 4909

For further information
Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.btplc.com/News

Goldman Sachs International is acting as lead financial adviser to BT in connection with the Proposed Acquisition. J.P. Morgan Cazenove is acting as financial adviser, Sponsor and corporate broker to BT in connection with the Proposed Acquisition. Perella Weinberg is also acting as a financial adviser to BT in connection with the Proposed Acquisition.

IMPORTANT NOTICE

This announcement has been issued by and is the sole responsibility of the Company. The information contained in this announcement is for background purposes only and does not purport to be full or complete. The information in this announcement is subject to change.

Neither the content of the Company's website nor any website accessible by hyperlinks on the Company's website is incorporated in, or forms part of, this announcement.

This announcement is for information purposes only and is not intended to and does not constitute or form part of any offer or invitation to purchase or subscribe for, or any solicitation to purchase or subscribe for ordinary shares in any jurisdiction. No offer or invitation to purchase or subscribe for, or any solicitation to purchase or subscribe for, ordinary shares will be made in any jurisdiction in which such an offer or solicitation is unlawful. The information contained in this announcement is not for release, publication or distribution to persons in the United States or any other jurisdiction, where to do so might constitute a violation of local securities laws or regulations.

The Consideration Shares to be issued in connection with the Proposed Acquisition and any other securities referred to herein have not been and will not be registered under the Securities Act or under any securities laws of any state or other jurisdiction of the United States and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within the United States except pursuant to an applicable exemption from or in a transaction not subject to the registration requirements of the Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States. There will be no public offer of the consideration shares and any other securities referred to in this announcement in the United States.

The distribution of this Announcement into jurisdictions other than the United Kingdom may be restricted by law, and, therefore, persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of such jurisdiction.

The price and value of securities can go down as well as up. Past performance is not a guide to future performance. The contents of this Announcement are not to be construed as legal, business, financial or tax advice. Each Shareholder or prospective investor should consult his, her or its own legal adviser, business adviser, financial adviser or tax adviser for legal, business, financial or tax advice.

Notice to all investors

Goldman Sachs International is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom. J.P. Morgan Limited (which conducts its UK investment banking activities as J.P. Morgan Cazenove) is authorised and regulated in the United Kingdom by the Financial Conduct Authority. Perella Weinberg Partners UK LLP ("Perella Weinberg") is authorised and regulated in the United Kingdom by the Financial Conduct Authority. Each of Goldman Sachs International, J.P. Morgan Cazenove and Perella Weinberg are acting exclusively for the Company and are acting for no one else in connection with the Proposed Acquisition and will not regard any other person (whether or not a recipient of this document) as a client in relation to the Proposed Acquisition and will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients, nor for providing advice in connection with the Proposed Acquisition or any other matter, transaction or arrangement referred to in this announcement.

Aside from the responsibilities and liabilities, if any, which may be imposed by the FSMA or the regulatory regime established thereunder, or under the applicable regulatory regime of any jurisdiction where exclusion of responsibility or liability under the relevant regulatory regime would be illegal, void or unenforceable, none of Goldman Sachs International, J.P. Morgan Cazenove, Perella Weinberg or any of their respective affiliates accepts any responsibility or liability whatsoever or make any representation or warranty, express or implied as to the contents of this Announcement, including its accuracy, fairness, completeness or verification or for any other statement made or purported to be made by it, or on its behalf, in connection with the Company, the Proposed Acquisition or the Consideration Shares and nothing in this Announcement is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or future. Each of Goldman Sachs International, J.P. Morgan Cazenove and Perella Weinberg and their respective affiliates accordingly disclaims to the fullest extent permitted by law all and any responsibility or liability whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise have in respect of this Announcement or any such statement. Each of Goldman Sachs International, J.P. Morgan Cazenove and Perella Weinberg and/or their affiliates provides various investment banking, commercial banking and financial advisory services from time to time to the Company.

No person has been authorised to give any information or to make any representations other than those contained in this Announcement and, if given or made, such information or representations must not be relied on as having been authorised by the Company, Goldman Sachs International, J.P. Morgan Cazenove or Perella Weinberg. Subject to the Listing Rules, the Prospectus Rules and the Disclosure and Transparency Rules, the issue of this Announcement shall not, in any circumstances, create any implication that there has been no change in the affairs of the Company since the date of this Announcement or that the information in it is correct as at any subsequent date.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 01 April 2015